UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CDI Corp.

(Name of Subject Company (Issuer))

Nova Merger Sub, Inc.

(Name of Filing Person—Offeror)

Nova Intermediate Parent, LLC

(Name of Filing Person—Offeror)

AE Industrial Partners Fund I, L.P.

AE Industrial Partners Fund I-A, L.P.

AE Industrial Partners Fund I-B, L.P.

AE Industrial Partners Fund I GP, LP

AeroEquity GP, LLC

AE Industrial Partners, LLC

(Names of Filing Persons—Other)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Wayne P. Garrett

AE Industrial Partners, LLC

2500 N. Military Trail, Suite 470

Boca Raton, FL 33431

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gerald T. Nowak, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$157,508,621	$18,256

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 18,793,206 shares of common stock of CDI Corp. The transaction value also includes $2,464,671 payable in respect of time vesting deferred stock awards, which are vested or will become vested in connection with the closing of the transactions contemplated herein.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,256	Filing Party: Nova Merger Sub, Inc.
Form of Registration No.: N/A	Date Filed: August 14, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly-owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share, of CDI Corp., a Pennsylvania corporation (“CDI”), at a price of $8.25 per share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 14, 2017 (the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by adding the following paragraph as the last paragraph of the subsection captioned “General” in Section 16—“Certain Legal Matters; Regulatory Approvals.” in the Offer to Purchase:

“On August 17, 2017, a putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK (the “Scarantino action”). The Scarantino action is brought against CDI, Parent, Purchaser, and the eight members of the Company Board and alleges that the Company Board agreed to unfair deal protection provisions, such as a non-solicitation obligation and a termination fee, that have precluded other bidders from making successful competing offers for CDI. The Scarantino action further alleges material misstatements or omissions in the Schedule 14D-9, particularly in connection with purported undisclosed conflicts of interest, with the relationship between director Barton J. Winokur and Dechert, and with the opinion of Houlihan Lokey.

On August 23, 2017, a second putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787 (the “Jurmu action”). The Jurmu action is brought against CDI and the eight members of the Company Board and, like the Scarantino action, generally alleges material misstatements or omissions in the Schedule 14D-9. In particular, the Jurmu action claims that insufficient disclosure was made with respect to the opinion of Houlihan Lokey, the relationship between director Barton J. Winokur and Dechert, and certain non-disclosure agreements CDI signed with prospective buyers during the sale process.

On August 25, 2017, a third putative class-action lawsuit was filed in the United States Federal District Court for the Eastern District of Pennsylvania, captioned Carter v. CDI Corp. et al., case no. not yet assigned (the “Carter action”). The Carter action is brought against CDI and the eight members of the Company Board and, like the Scarantino action and the Jurmu action, generally alleges material misstatements or omissions in the Schedule 14D-9, particularly in connection with the use of non-GAAP financial measures in the Schedule 14D-9, with purported undisclosed conflicts of interest, with the relationship between director Barton J. Winokur and Dechert, with the opinion of Houlihan Lokey, and with certain non-disclosure agreements CDI signed with prospective buyers during the sale process. The Carter action also claims that the Offer Price is inadequate in light of CDI’s recent financial performance.

The plaintiffs in the Scarantino action, the Jurmu action and the Carter action seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding the Offer and the Merger and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees). CDI believes the complaint’s allegations lack merit and intends to vigorously defend against them.

The foregoing summaries of the Scarantino action, the Jurmu action and the Carter action do not purport to be complete and are qualified in their entirety by reference to the complaints in those actions, which are filed as Exhibits (a)(5)(A), (a)(5)(B) and (a)(5)(C), respectively, to this Schedule TO and are incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Complaint captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK, filed on August 17, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xi) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

(a)(5)(B)	Complaint captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787, filed on August 23, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

(a)(5)(C)	Complaint captioned Carter v. CDI Corp. et al., case no. not yet assigned, filed on August 25, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xiii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

NOVA MERGER SUB, INC.

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Vice President

NOVA INTERMEDIATE PARENT, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Vice President

AE INDUSTRIAL PARTNERS FUND I, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I-A, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I-B, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AEROEQUITY GP, LLC

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 14, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on August 14, 2017 in the New York Times*

(a)(1)(G)	Press Release issued by CDI Corp. on July 31, 2017 (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)*

(a)(5)(A)	Complaint captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK, filed on August 17, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xi) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

(a)(5)(B)	Complaint captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787, filed on August 23, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

(a)(5)(C)	Complaint captioned Carter v. CDI Corp. et al., case no. not yet assigned, filed on August 25, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xiii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)

(b)(1)	Commitment Letter, dated as of July 31, 2017, between Nova Intermediate Parent, LLC and PNC Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated as of July 31, 2017, among CDI Corp., Nova Merger Sub, Inc. and Nova Intermediate Parent, LLC (incorporated by reference to Exhibit 2.1 to CDI Corp.’s Current Report on Form 8-K, filed August 1, 2017)*

(d)(2)	Nondisclosure Agreement, dated as of May 12, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(6) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(3)	Nondisclosure Agreement, dated as of February 27, 2017, by and between Belcan, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(7) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(4)	Exclusivity Agreement, dated as of July 19, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(8) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(5)	Equity Commitment Letter, dated July 31, 2017, by and among AE Industrial Partners Fund, L.P., AE Industrial Partners Fund I-A, L.P., AE Industrial Partners Fund I-B, L.P. and Nova Intermediate Parent, LLC. (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)*

(d)(6)	Form of Tender and Support Agreement*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.